
United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934


Date of Report (Date of earliest event reported) <u>August 8, 2005</u>


FPIC Insurance Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Florida

(State or Other Jurisdiction of Incorporation or Organization)


1-11983	59-3359111
(Commission File Number)	(IRS Employer Identification No.)


225 Water Street, Suite 1400, Jacksonville, Florida 32202

(Address of Principal Executive Offices) (Zip Code)

(904) 354-2482

(Registrant's Telephone Number, Including Area Code)

www.fpic.com

(Registrant's Internet Address)

(Former Name or Former Address, if Changed Since Last Report)


Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On August 8, 2005, FPIC Insurance Group, Inc. ("FPIC") issued an earnings press release announcing selected financial data concerning FPIC's second quarter 2005 unaudited consolidated results of operations and financial condition presented in accordance with accounting principles generally accepted in the United States of America (GAAP). A copy of FPIC's press release dated August 8, 2005 is attached hereto as Exhibit 99 and is furnished as a part of this Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits

Exhibit Number	Description of Exhibits
99	FPIC Insurance Group, Inc. Earnings Press Release dated August 8, 2005

Signature

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 8, 2005

FPIC INSURANCE GROUP, INC.

By: /s/ John R. Byers
    John R. Byers
    President and Chief Executive Officer

EXHIBIT INDEX

<u>Exhibit Number</u>   <u>Description of Exhibits</u>

99   FPIC Insurance Group, Inc. Earnings Press Release dated August 8, 2005

Exhibit 99

FPIC INSURANCE GROUP, INC.
REPORTS SECOND QUARTER 2005 RESULTS

JACKSONVILLE, Fla. (Business Wire) - August 8, 2005 - FPIC Insurance Group, Inc. ("FPIC") (Nasdaq: FPIC) today reported net income of $10.3 million, or $0.97 per diluted share, for the second quarter 2005, up from net income of $6.5 million, or $0.62 per diluted share, for the second quarter 2004. Operating earnings increased to $8.5 million, or $0.80 per diluted share, for the second quarter 2005, up from operating earnings of $5.6 million, or $0.54 per diluted share, for the second quarter 2004.

For the six months ended June 30, 2005, net income was $17.1 million, or $1.61 per diluted share, up from net income of $13.5 million, or $1.30 per diluted share, for the six months ended June 30, 2004. For the six months ended June 30, 2005, operating earnings increased to $15.0 million, or $1.41 per diluted share, up from operating earnings of $10.8 million, or $1.05 per diluted share, for the six months ended June 30, 2004.

Operating earnings is a non-GAAP measure widely used in the insurance industry to evaluate financial performance over time. Operating earnings is also an often-used tool of investors and analysts in our sector to facilitate understanding of results by excluding the net effects of realized capital gains and losses, which are tied to the financial markets, and the cumulative effects of accounting changes and other infrequent or non-recurring items, which can affect comparability across reporting periods. The table below reconciles net income to operating earnings.

	Three Months Ended		Six Months Ended	
Reconciliation of Net Income to Operating Earnings (In Thousands)	**June 30, 2005**	**June 30, 2004**	**June 30, 2005**	**June 30, 2004**
Net income	$ 10,310	6,457	17,125	13,467
Adjustments to reconcile net income to operating earnings:				
Less: Net realized investment (losses) gains, net of income taxes [a]	(107)	410	(24)	2,133
Less: Discontinued operations, net of income taxes	1,913	408	2,102	506
Total adjustments	1,806	818	2,078	2,639
Operating earnings	$ 8,504	5,639	15,047	10,828

[a] All net realized investment gains, net of income taxes, for the periods reported relate to the insurance segment.

"The second quarter was a strong quarter for us," said John Byers, President and Chief Executive Officer. "We delivered significant growth in revenue and profits, while continuing to grow our balance sheet. We have successfully sustained in 2005 the strong momentum that we achieved in 2004."

Financial Highlights: Second Quarter 2005 (as compared to second quarter 2004 unless otherwise indicated)

- Consolidated operating earnings up 51%;
- Fourteen consecutive quarters of positive consolidated operating earnings;
- Net premiums earned up 70% as the result of reduction of reinsurance and pricing improvements;
- Combined ratio down 1% to 89% from 90%; overall underwriting margin improved $2.9 million, or 95%;
- Twenty-six consecutive quarters of positive operating earnings from insurance management operations;
- Insurance management fees up 14% due to revenue growth of managed carriers;
- Increase in assets, reserves, shareholders' equity and statutory surplus since year-end;
- Book value per share and tangible book value per share increased since year-end;
- 15% return on average equity for the trailing twelve months.

Operational Highlights: Second Quarter 2005

- Continued targeted market focus;
- Policyholder retention in Florida remained strong at over 90%;
- Built-in revenue growth resulting from reduction of reinsurance;
- Solid underwriting results;
- Overall claims results consistent with expectations; continued favorable trends in the number of newly reported claims and incidents;
- Over $34 million of cash flow generated by operations;
- Completed divestiture of third party administration operations.

"Our business strategy drives our performance," continued Mr. Byers. "Our two business segments, insurance underwriting and insurance management, continue to complement one another and together create a distinct competitive advantage for us. Throughout 2005, our focus will continue to be on performance throughout our organization and on delivering long-term value for our shareholders."

Conference Call

FPIC will host a conference call at 11:00 a.m., Eastern Time, Tuesday, August 9, 2005, to review second quarter 2005 results. Mr. Byers and Kim D. Thorpe, Executive Vice President and Chief Financial Officer, will host the call. Messrs. Byers and Thorpe, together with Robert E. White, Jr., the leader of FPIC's insurance operations, will answer questions from analysts and investors. To access the conference call, please dial (800) 260-8140 (USA) or (617) 614-3672 (International) and use the access code 35933826.

The conference call will also be broadcast live over the Internet in a listen-only format via FPIC's corporate website at http://www.fpic.com. To access the call from FPIC's home page, click on "Investor Relations" and a conference call link will be provided to connect listeners to the broadcast.

Questions can be submitted in advance of the call until 10:00 a.m., Eastern Time, Tuesday, August 9, 2005 via e-mail at ir@fpic.com or through FPIC's corporate website at http://www.fpic.com, where a link on the "Investor Relations" page has been provided.

For individuals unable to participate in the conference call, a telephone replay will be available beginning at 1:00 p.m., Eastern Time, Tuesday, August 9, 2005 and ending at 11:59 p.m., Eastern Time, Thursday, August 11, 2005. To access the telephone replay, dial (888) 286-8010 (USA) or (617) 801-6888 (International) and use the access code 21633612. A replay of the conference call webcast will also be available beginning at 1:00 p.m., Eastern Time, Tuesday, August 9, 2005 on FPIC's website.

Corporate Profile

FPIC Insurance Group, Inc., through its subsidiary companies, is a leading provider of medical professional liability insurance for physicians, dentists and other healthcare providers, and a provider of insurance management services to other medical professional liability insurance carriers.

Caution Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Any written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. These forward-looking statements can be identified by such words as, but not limited to, "believe," "expect," "intend," "anticipate," "estimate," "project," "plan," "foresee," "hope," "should," "will," "will likely result" or "will continue" and other similar expressions. These forward-looking statements are subject to certain risks, uncertainties and other factors that could cause actual results to differ materially from such statements. These risks, uncertainties and other factors that could adversely affect our operations or cause actual results to differ materially from anticipated results include, but are not limited to, the following:

i)   Risk factors, including the effect on reserves and underwriting results, associated with changing market conditions that result from fluctuating cyclical patterns of the property and casualty insurance business;

ii)   The uncertainties of the loss reserving process;

iii)   The occurrence of insured or reinsured events with a frequency or severity exceeding our estimates;

iv)   The impact of surplus constraints on growth;

v)   The competitive environment in which we operate, including reliance on agents to place insurance, physicians electing to practice without insurance coverage, related trends and associated pricing pressures and developments;

vi)   The actual amount of new and renewal business;

vii)   Business risks that result from our size and geographic concentration;

viii)   Developments in reinsurance markets that could affect our reinsurance programs;

ix)   The ability to collect reinsurance recoverables;

x)   The dependence of our insurance management segment upon a major customer, Physicians' Reciprocal Insurers ("PRI"), for its revenue, and consequently, the effects of PRI's premium rate adequacy, claims experience, policyholder retention, and overall financial position on its ability to maintain or grow its premium base;

xi)   Developments in financial and securities markets that could affect our investment portfolio and financing plans;

xii)   Risk factors associated with the impact of rising interest rates on the market value of our investments;

xiii)   Risk factors associated with the impact of rising interest rates on our interest costs associated with our long-term debt;

xiv)   Rates being subject to or mandated by legal requirements and regulatory approval, which could affect our business or reinsurance arrangements;

xv)   Uncertainties relating to government and regulatory policies (such as subjecting us to insurance regulation or taxation in additional jurisdictions or amending, revoking or enacting any laws, regulations or treaties affecting our current operations);

xvi)   Legal developments, including claims for extra-contractual obligations or in excess of policy limits in connection with the administration of insurance claims;

xvii)   Business and financial risks associated with the unpredictability of court decisions;

xviii) The loss of the services of any of our executive officers;

xix)	Risks of impairment of assets, generally, including the risk of impairment or inability to continue to recognize deferred acquisition costs, deferred tax assets, goodwill and other deferred or intangible assets;
xx)	General economic conditions, either nationally or in our market areas, that are worse than expected;
xxi)	Changes in our financial ratings resulting from one or more of these uncertainties or other factors and the potential impact on our agents' ability to place insurance business on our behalf; and
xxii)	Other risk factors discussed elsewhere within FPIC's Form 10-Q for the quarter ended June 30, 2005, filed with the United States Securities and Exchange Commission ("SEC") on August 8, 2005; and within FPIC's Annual Report on Form 10-K for the year ended December 31, 2004, filed with the SEC on March 15, 2005.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

FPIC Insurance Group, Inc.
Unaudited Selected Financial Data
(In Thousands, Except per Share Data)

		Three Months Ended		Six Months Ended	
Consolidated Statements of Income		**June 30, 2005**	**June 30, 2004**	**June 30, 2005**	**June 30, 2004**
Revenues					
Net premiums earned	$	53,882	31,668	104,076	66,680
Insurance management fees		10,294	9,027	20,568	17,492
Net investment income		6,316	4,571	12,021	10,185
Commission income		449	1,854	1,114	3,342
Net realized investment (losses) gains		(175)	667	(39)	3,473
Other income		172	164	362	362
Total revenues		70,938	47,951	138,102	101,534
Expenses					
Net losses and loss adjustment expenses ("LAE")		40,955	27,258	79,526	56,632
Other underwriting expenses		6,974	1,356	15,606	4,218
Insurance management expenses		7,737	7,485	15,136	14,772
Interest expense on debt		841	605	1,596	1,196
Other expenses		1,825	1,934	3,707	3,636
Total expenses		58,332	38,638	115,571	80,454
Income from continuing operations before income taxes and minority interest		12,606	9,313	22,531	21,080
Less: Income tax expense		4,283	3,125	7,580	7,842
Income from continuing operations before minority interest		8,323	6,188	14,951	13,238
Less: Minority interest		(74)	139	(72)	277
Income from continuing operations		8,397	6,049	15,023	12,961
Discontinued operations					
Income from discontinued operations (net of income tax expense)		180	408	369	506
Gain on disposal of discontinued operations (net of income tax expense)		1,733	—	1,733	—
Discontinued operations		1,913	408	2,102	506
Net income	$	10,310	6,457	17,125	13,467
Basic earnings per common share:					
Income from continuing operations	$	0.82	0.61	1.48	1.31
Discontinued operations		0.19	0.04	0.21	0.05
Basic earnings per common share	$	1.01	0.65	1.69	1.36
Diluted earnings per common share:					
Income from continuing operations	$	0.79	0.58	1.41	1.25
Discontinued operations		0.18	0.04	0.20	0.05
Diluted earnings per common share	$	0.97	0.62	1.61	1.30
Basic weighted average common shares outstanding		10,192	9,979	10,151	9,929
Diluted weighted average common shares outstanding		10,672	10,394	10,663	10,360

FPIC Insurance Group, Inc.
Unaudited Selected Financial Data
(In Thousands, Except per Share Data)
(continued)

Selected Consolidated Statements of Financial Position Information		As of June 30, 2005	As of Dec 31, 2004
Total cash and investments	$	808,443	683,968
Total assets	$	1,346,563	1,271,306
Liability for losses and LAE	$	641,038	635,118
Liability for losses and LAE, net of reinsurance	$	336,871	301,699
Long term debt	$	46,083	46,083
Total shareholders' equity	$	237,114	217,120
Total shareholders' equity, excluding FAS 115 [a]	$	235,816	214,510
Book value per common share	$	22.94	21.56
Book value per common share, excluding FAS 115 [a]	$	22.81	21.30
Tangible book value per common share [b]	$	21.07	19.63
Tangible book value per common share, excluding FAS 115 [a,b]	$	20.94	19.37
Common shares outstanding		10,338	10,070
Statutory surplus of insurance subsidiaries	$	171,941	160,242

[a] Excludes the after-tax effect of unrealized gains/losses relating to our fixed maturity securities. These amounts are non-GAAP measures commonly used by analysts to gauge stockholders' equity and book values excluding the effects of unrealized gains/losses on fixed maturity securities generated by fluctuations in the investment markets.

[b] Excludes goodwill of $18,870 and $18,870 and intangible assets of $450 and $561 as of June 30, 2005 and December 31, 2004, respectively. Tangible book value is a non-GAAP measure used by analysts and investors to gauge book values excluding the effects of goodwill and other intangible assets.

FPIC Insurance Group, Inc.
Unaudited Selected Financial Data
(Dollars in Thousands)

		Three Months Ended		Six Months Ended	
		June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Selected Consolidated Cash Flow Information					
Net cash provided by operating activities	$	34,042	6,915	61,269	4,207
Net cash used in investing activities	$	(40,993)	(26,335)	(52,156)	(25,862)
Net cash provided by financing activities	$	1,711	407	2,985	2,248
Segment Reconciliation of Total Revenues					
Insurance	$	60,148	37,095	116,338	80,739
Insurance management		11,040	11,790	22,125	22,809
Third party administration		—	—	—	—
Intersegment eliminations		(250)	(934)	(361)	(2,014)
Total revenues	$	70,938	47,951	138,102	101,534
Segment Reconciliation of Net Income					
Insurance	$	6,596	3,735	11,142	8,637
Insurance management		1,844	2,399	3,983	4,492
Third party administration		1,870	323	2,000	338
Net income	$	10,310	6,457	17,125	13,467
Selected Insurance Segment Information					
GAAP combined ratio:					
Loss ratio		76.0%	86.1%	76.4%	84.9%
Underwriting expense ratio		12.9%	4.3%	15.0%	6.3%
Combined ratio		88.9%	90.4%	91.4%	91.2%
Direct and assumed premiums written	$	67,160	77,102	151,297	175,705
Net premiums written	$	58,280	33,327	132,392	76,930
Net paid losses and LAE on professional liability claims [1]	$	30,820	30,584	52,582	62,523
Total professional liability claims with indemnity payment		106	88	184	189
Total professional liability claims and incidents closed without indemnity payment		452	585	926	1,077
Total professional liability claims reported		253	318	503	590
Total professional liability incidents reported		232	347	497	618
Total professional liability claims and incidents reported		485	665	1,000	1,208

	As of	
	June 30, 2005	June 30, 2004
Total professional liability claims and incidents that remained open	5,091	5,441
Professional liability policyholders (excluding fronting arrangements) [2]	14,016	13,433
Professional liability policyholders under fronting arrangements[2]	—	137

(1) For the purpose of period over period comparison, net paid losses do not take into account $10,180 received in connection with the American Professional Assurance, Ltd. (APAL) ceded reinsurance commutation during the second quarter of 2005, which would be a reduction to reported net paid losses.

(2) Professional liability policyholders (excluding fronting arrangements) includes policyholders whose individual insurance is 90% reinsured under facultative reinsurance agreements. For the period ended June 30, 2004, 92 such policyholders previously reported under fronting arrangements have been reclassified to professional liability policyholders (excluding fronting arrangements).

<u>Contact</u>

FPIC Insurance Group, Inc.
Jacksonville, Florida
Roberta Goes Cown, Senior Vice President and Corporate Counsel
904-354-2482, Extension 3605

For all your investor needs, FPIC is on the Internet at
http://www.fpic.com
Got a Tough Question? E-mail us at ir@fpic.com

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